UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2016

Commission File Number: 001-36826

ADVANCED ACCELERATOR APPLICATIONS S.A.

(Exact name of registrant as specified in its charter)

20 rue Diesel

01630 Saint Genis Pouilly, France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Submission of Matters to a Vote of Security Holders

Advanced Accelerator Applications S.A. (the “Company”) announces that, at the Company’s extraordinary meeting of shareholders held on September 26, 2016, the Company’s shareholders approved all of the proposals recommended for shareholder adoption by the Board of Directors. The Board of Directors recommended adoption of all proposals except for proposal four of the Agenda described below.

American Depositary Shares and ordinary shares representing a total of 74,655,499 ordinary shares, or 95.1% of the ordinary shares of the Company outstanding as of the meeting date, were voted at the meeting.

Agenda of the extraordinary shareholders’ meeting of September 26, 2016

1.	Delegation of authority to be granted to the Board of Directors to issue, with waiver of the shareholders’ preferential subscription rights, shares and/or securities governed by Article L. 228-92 alinea 1 of the French Commercial Code through private placements in accordance with Article L. 411-2 II of the French Monetary and Financial Code;

2.	Delegation of authority to be granted to the Board of Directors to issue, with waiver of the shareholders’ preferential subscription rights, shares and/or securities governed by Article L. 228-92 alinea 1 of the French Commercial Code through private placements in accordance with Article L. 411-2 II of the French Monetary and Financial Code;

3.	Delegation of authority to be granted to the Board of Directors to increase the number of securities to be issued in the event of a capital increase without preferential subscription rights;

4.	Delegation of authority to be granted to the Board of Directors to decide the issuance, with waiver of the shareholders’ preferential subscription rights, of shares or securities governed by Article L. 228-92 alinea 1 of the French Commercial Code reserved for members of saving plans;

5.	Global maximum nominal amount of the issuances that could be completed pursuant to the delegations granted in resolutions 1 to 4 above and in resolution resolution n° 3 approved by the Extraordinary Shareholders’ Meeting held on May 26, 2016 ; and

6.	Authorization to conclude all required administrative formalities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED ACCELERATOR APPLICATIONS S.A.

By:	/s/ Heinz Mäusli
	Name:	Heinz Mäusli
	Title:	Chief Financial Officer

Date: September 26, 2016